UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exopack Holding Corp.

File No. 333-136559- CF#25411
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      Exopack Holding Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 16, 2010 and amended on September 17, 2010.

      Based on representations by Exopack Holding Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 2.1   through January 13, 2012

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Pamela Howell
          Special Counsel